SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

ENHANCED CASH SURRENDER VALUE ENDORSEMENT

ADDITIONAL CASH SURRENDER VALUE PAYABLE UPON SURRENDER OF THE POLICY AS DEFINED AND LIMITED

This Endorsement is effective as of the Issue Date of the Policy and is made a part of the Policy to which it is attached.

BENEFIT

We agree, subject to the terms and conditions of this Endorsement and the Policy, to pay the amount of Enhanced Cash Surrender Value benefit to the Owner upon receipt at Our Home Office of written notice of Surrender from You, if all the following conditions are met:

    Your written notice is received at Our Principal Office prior to the death of the Insured; and
    the Surrender is not in association with an IRC 1035 exchange to another insurance carrier.

The Enhanced Cash Surrender Value benefit is the lesser of (a) and (b) below.

  the Premium paid (or the Target Premium if less) in each Policy Year, cumulated and multiplied by a percentage not less than that shown in the table below for the Policy Year in which the Surrender is requested.

  MINIMUM GUARANTEED ENHANCED CASH SURRENDER VALUE BENEFIT PERCENTAGE TABLE
Policy Year	1	2	3	4	5	6	7	8	9	10	11+
Percentage	4.01%	7.22%	7.51%	9.50%	9.25%	9.57%	8.41%	6.38%	4.40%	2.39%	0.00%
  the total of (1) plus (2) less (3) where:
  is the Expense Charges Applied to Premium in the Policy Year in which the Surrender is requested;
  is an amount, based on the Account Value, equivalent to an annualized rate of 4% less any guaranteed rates applicable in the Policy Year in which the Surrender is requested; and
  is the Sales Load Refund at Surrender.

The Enhanced Cash Surrender Value benefit shall be payable in addition to the Cash Surrender Value.

EFFECT ON DEATH BENEFIT, PARTIAL SURRENDER AND POLICY LOAN VALUE

For purposes of computing any Death Benefit, the Account Value will be increased by the amount of the Enhanced Cash Surrender Value benefit.

The amount available for Partial Surrender and the Policy Loan Value are based on the Account Value, and neither will in any way be increased due to this Enhanced Cash Surrender Value benefit.

DEFERRAL OF DETERMINATIONS

We may defer the payment of any Enhanced Cash Surrender Value benefit in the same manner that We may defer payment of any Cash Surrender Value under the Policy.

Signed for the Company in Wellesley Hills, Massachusetts.

Robert C. Salipante, President